UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-37829

AIOS Tech Inc.

(Registrant’s name)

Room 407, Tower 2, Harbour Centre

8 Hok Cheung Street, Hunghom, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On February 12, 2026, the board of directors (the “Board”) of AIOS Tech Inc. (the “Company”) received a letter of resignation from Mr. Jinbao Li as Director and Chairman of the Board, effective as of February 12, 2026.

Mr. Jinbao Li’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Board expressed its gratitude for his contributions and dedicated service to the Company.

On February 12, 2026, the nominating committee of the Board recommended and the Board appointed Ms. Xuemei Zhang as Director and Chairperson of the Board and as President of the Company.

Ms. Xuemei Zhang has extensive management and operational experience. From 2023 to 2025, Ms. Zhang served as Managing Director of Nepstar Inc., where she was responsible for overseeing overall business and strategic planning. Prior to that, she was Head of Operation at Vanrei International from 2020 to 2023, managing daily operations and business functions. She obtained a bachelor’s degree in business management from Keele University in 2011.

On February 12, 2026, the Board appointed Mr. Chui Kwan Pui as Chief Compliance and Operation Officer.

Mr. Chui Kwan Pui was a lawyer at Fujian Shuangding Law Office from 2024 to 2025, where he provided legal advices to corporate clients. Prior to that, he served as a Registered Foreign Lawyer and Legal Assistant in the Corporate Finance Practice Group at Deacons from 2019 to 2024, where he handled corporate finance matters and IPO projects. He obtained a bachelor’s degree in law from Xiamen University in 2018 and a master’s degree in law from City University of Hong Kong in 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIOS Tech Inc.

Date: February 12, 2026	By:	/s/ Guo Li
	Name:	Guo Li
	Title:	Co-Chief Executive Officer

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